

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED



File No.82-34675



05006878

Our Ref : BS(2005)061(JY)

24th March, 2005

RECEIVED
2005 MAR 30 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 23rd March, 2005 for your attention:

(1) 2004 annual results announcement;
(2) Highlights of 2004 annual results; and
(3) Press release in relation to 2004 annual results.

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

RECEIVED



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

South China Morning Post
Date 24th March 2005

2004 Annual Results Announcement

CHAIRMAN'S STATEMENT

I am pleased to report that for the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up 50.23%, which was assisted by a net provision write-back of HK$1,628 million and a property revaluation gain of HK$1,862 million. Operating income for the period was HK$15,857 million, down 8.09% due to a 13.06% decline in net interest income, which was partially offset by an increase in net fees and commission income. Earnings per share were HK$1.1315, compared to HK$0.7532 for 2003.

The Board is recommending a final dividend of HK$0.395 per share at the Annual General Meeting on 26 May 2005. That, together with the interim dividend payout of HK$0.320 per share, will result in a total dividend for the full year of HK$0.715 per share. (Total dividend for 2003: HK$0.515 per share). In view of the Group's financial strength and healthy financial position, we are able to maintain our dividend payout ratio at a high level, that is, 63.19% of the profit attributable to shareholders.

The upturn of the Hong Kong economy that became increasingly evident in the first two quarters extended into the second half of 2004, as reflected in the strong GDP growth in real terms. The return of consumer confidence was more pronounced as employment figures improved and as deflation officially came to an end in the third quarter of the year. External trade continued to flourish while the local investment and property markets in general became more active than a year ago.

While the banking sector also experienced some spillover effect of the general improvement of market sentiments, the challenges that local banks had to face remained significant. Most notably, competition remained intense, and the downward pressure on net interest margin persisted, making it difficult for banks to grow net interest income in a meaningful way.

Notwithstanding these challenges, we continued to pursue with success our goal of sustaining growth and maximising shareholder value through a focused business development strategy and enhanced corporate governance while keeping operating costs under control. We also embarked on major corporate reforms in the past year, paving the way for healthy development in the long term.

Our retail banking and treasury businesses continued to perform satisfactorily as a result of an expanded wealth management clientele, increase in quality customers and higher demand for our innovative and customised services. On the corporate banking front, I am pleased to report that much progress has been made to de-risk our corporate lending portfolio, improve our loan mix and reduce the NPL ratio. We also performed our role impeccably as the clearing bank for personal RMB banking services in Hong Kong and remained the market leader in offering those services.

The Group's other major task during the year was to implement corporate reforms to further enhance the management structure and develop a more efficient and committed workforce. All these will enhance the Group's competitiveness and capabilities that are essential for sustaining business growth and achieving breakthroughs in the longer term.

During the year, the Board has approved the Group's Vision, Mission and Core Values. With this initiative, we have officially embarked on building a coherent and bank-wide corporate culture and spirit that will motivate us and move us forward in the 21st century.

The Group's management structure has been substantially strengthened with the appointment of Mr. Raymond Lee as Chief Financial Officer, who will also continue to oversee key parts of the Group's operation; Mr. Gao Yingxin as Deputy Chief Executive responsible for corporate banking; and Mr. Alex Cheung as Chief Risk Officer. At the same time, we have appointed Mr. Peter Liu as Chief Information Officer, a newly created position that reflects the increasing importance of information technology in our operation. The new appointees are all highly experienced and versatile in their respective fields of expertise and have been appointed through an open, competitive and global recruitment process. Led by Chief Executive He Guangbei, the Group now has a much stronger management and operational structure that is in line with international best practices and that can ensure a higher degree of corporate governance and accountability to stakeholders. In this connection, I must thank the Search Committee headed by Dr. Victor Fung and comprising Vice Chairman Sun Changji, all the other Independent Non-executive Directors and Chief Executive He Guangbei for their devotion and relentless effort in the past several months.

With the Board's blessing, the Group rolled out a bank-wide human resources reform project that ensures that our remuneration and placement system is fair, reasonable and merit-based and is in line with market practices and trends. This system allows us to recruit, develop and retain the best staff we need to grow our business and achieve our corporate goals. Of equal, if not greater, importance is that under the new human resources policy and system, staff will be properly incentivised, i.e., those who perform or excel will be duly rewarded and enjoy brighter career prospects with the Group.

The Group remains committed to maintaining high standards of corporate governance and transparency. Timely disclosure of corporate information was carried out throughout the year.

During the year, the Board set up an independent board committee comprising all Independent

The Group's total operating income decreased by 8.09% to HK$15,857 million, which was due partly to a 13.06% reduction in net interest income, caused primarily by the low HIBOR and squeezed margin. Non-interest income, however, increased by 6.51% to HK$4,664 million, representing 29.41% of total income. In addition to the external environment, the management crisis in August inevitably had some undesirable impact on the implementation of the various initiatives regarding our business strategies and models, and hence, the Group's operating income. Now that the crisis is behind us, we are confident that the positive effects of those initiatives would gradually manifest themselves and be reflected in the performance of the Group in the course of time.

The Group's operating expenses fell by 2.70% to HK$5,505 million as operational efficiency and productivity continued to improve, partially offsetting the decrease in operating income. During the year, the Group's cost to income ratio was maintained at the low level of 34.72%.

With improved market conditions as well as effective risk management, the Group's overall asset quality improved substantially in 2004. Both the NPL ratio and classified loan ratio dropped to 2.95%, down 2.83 and 2.87 percentage points respectively. At the same time, the quality of our residential mortgage loans and card advances also improved. These achievements reflected our commitment to de-risking our loan portfolio in certain industry sectors with an enhanced risk management culture and system that is now strictly observed throughout the Group in its daily operation.

Review of Business Performance

Despite the challenges and an increasingly competitive environment, 2004 was a year of new initiatives and achievements for the Group.

In terms of business performance, we made a number of important progress in 2004. Firstly, we succeeded in enlarging our deposit and lending portfolio while maintaining our edge in traditional businesses. Deposits from customers increased by HK$30,688 million, or 5.11%. Advances to customers continued to drop in the first half of 2004 as a result of write-offs and collection. However, we saw growth again in the second half with our renewed effort in sales and marketing in both Hong Kong and the Mainland. As a result, total advances to customers grew by 1.50% for the year. An even better measurement would be the growth in our performing loans, which grew by 4.55%. We also continued to diversify our loan portfolio by aggressively growing our retail lending and the loan portfolio of our Mainland branches.

The year under review also witnessed our success in maintaining our leading position in traditional business. For example, we remained a leading arranger of syndicated loans in Hong Kong. We also remained the market leader in underwriting new residential mortgages. Our mortgage balance grew by 6.24% from end-2003. Our credit card business recorded outstanding performance. Compared to 2003, our cardholder spending and card issuance grew by 31% and 34% respectively. Card advances increased by 13.31%. Of equal importance, our charge-off and delinquency ratios fell to 3.96% and 0.38% respectively - well below the market average.

Secondly, with the momentum we built up in 2003, we recorded robust growth in the high-margin businesses in 2004, particularly wealth management and consumer credit, which partially compensated the fall in net interest income. Basically, the targets for most of the various components of our wealth management business were met or exceeded. The total wealth management income registered a strong growth of 27.91%.

Thirdly, since the introduction of personal RMB banking services in Hong Kong in early 2004, we have impeccably discharged our duty as the sole local clearing bank. We also pioneered the offering of premier RMB services, including personal deposits, exchange, remittance and bank cards, and have remained the local market leader by a large margin. We were the first issuer of RMB credit cards in Hong Kong with over 50,000 RMB cards issued by end-2004. In addition, we took the lead in launching UnionPay Card Payment Service in Hong Kong in January, and have enjoyed a leading position in the market.

Fourthly, our China-related business experienced healthy growth as we made use of our solid foundation to strengthen our presence in the Mainland market. Total advances to customers rose by 53% while customer deposits grew by 17%. The combined operating profit of our Mainland branches before provision increased by nearly 22%. More importantly, we not only succeeded in growing our loan portfolio and profit in the Mainland, but also managed to improve our asset quality substantially, with the classified loan ratio dropping to 3.26% at end-2004, compared to over 10.35% a year ago.

The performance of our China-related business was the result of an effective business model that leverages the Group's retail and corporate franchise in Hong Kong, branch network in the Mainland and close cooperations with BOC to offer highly efficient and timely cross-border services to customers.

Last but not least, in July, in collaboration with BOCI Asia, Merrill Lynch and HSBC, the Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's

To encourage our staff to identify with the VMV and in order that the VMV can be properly inculcated, embraced and perpetuated within the Group, we have developed and introduced a comprehensive communication and promotion programme among the staff. This effort will continue well into 2005. With our colleagues' unanimous support and cooperation, I am confident that we can develop a corporate culture that best suits the Group and gives us clear guidance as we move forward in the 21st century.

To ensure that the whole Group is working towards common goals, we started implementing a new performance appraisal system based on key performance indicators ("KPI"). The new KPI system embraces five main categories – profitability, asset quality and risk, the development of strategic business, operational efficiency, and manpower and innovation.

Prospects and strategies

The economic recovery that Hong Kong is experiencing seems likely to extend into 2005 and benefit more business sectors. This should give rise to higher demand for loans as well as banking and financial services, though competition in the sector would remain intense.

The enhanced management structure that is now in place and the corporate reforms that were carried out in the past year will give the Group an edge in competing for new business, sustaining revenue and profit growth and excelling itself in key areas in the coming year.

With our achievements in 2004, we will continue to perfect our development strategy, business model, corporate culture and risk management. Our primary objective is to achieve higher top line growth and ensure better return for shareholders.

We will continue to expand and diversify our income base. We will strive to raise our net interest margin by developing high-margin products. We will optimise our income structure by growing our non-interest income, and at the same time taking advantage of the rise in interest rates to grow our net interest income. We will also step up our effort in expanding our Mainland business. Internally, we will continue to enhance our human and technological capabilities as well as improve our operational efficiency and productivity.

For retail banking, we will leverage our product innovation, customisation, relationship building and cross-selling capabilities to ensure the growth momentum is maintained. We will continue to grow our wealth management products, credit card business and personal lending. We are also determined to maintain our leadership in residential mortgage business by offering competitive and flexible products.

For corporate banking, we have the benefit of a newly developed customer relationship building platform that enables us to explore and satisfy customers' diverse needs and capture untapped potential. We will also actively develop the SME business. These will facilitate us in developing and selling trade finance and high-margin products. At the same time, we will focus on further improving the asset quality of our corporate loan portfolio.

To drive the development of our SME business, which we consider an important part of our strategy, we have appointed a segment manager to oversee the SME segment and leverage our branch network to improve SME customers' access to customised services. Portfolio management of small exposures will be adopted to improve efficiency without sacrificing our prudent management of risks.

With immensely rich potential, the Mainland market will remain one of our major business focuses in the coming year. With the momentum we have gained last year in growing our income and profit in this market, we will continue to leverage our branch network in both Hong Kong and the Mainland as well as our cooperation with BOC to expand our customer base and generate new business. At the same time, I am also confident that our capabilities and experience will ensure our leadership in the RMB banking business.

Vote of thanks

I wish to thank the Board of Directors and the Senior Adviser for their guidance and support throughout the year. I also thank all my colleagues for their loyalty, dedication and hard work. I am sure that together we can overcome any new challenges and achieve even greater success in the coming year.

HE Guangbei
Vice Chairman and Chief Executive

Hong Kong, 23 March 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

In this section, an analysis of the performance, financial position and risk management of the Group is provided. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in the Annual Report 2004.

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During the year, the Board set up an independent board committee comprising all Independent Non-executive Directors and chaired by Mr. Tung Chee Chen to review and approve continuing connected transactions between the Group and BOC. For this purpose, NM Rothschild & Sons (Hong Kong) Limited was retained as independent financial adviser, though it was not mandatory under the Listing Rules. The committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

The Board also set up a Budget Committee, comprising Mr. Zhou Zaiqun, a Non-executive Director and Mdm. Linda Tsao Yang, an Independent Non-executive Director, to oversee the Group's budgeting and business planning process for 2005. The Committee proactively engaged the Management in reviewing the Group's budget and business plan, which turned out to be highly useful and effective.

Looking ahead, the Hong Kong economy is on track to sustain its growth momentum. In the Mainland, the macroeconomic control measures have succeeded in ensuring healthy GDP growth. We, therefore, have reasons to believe that more business sectors would benefit from a broader-based economic recovery in 2005, creating greater demand for credit, wealth management and other banking services.

For the Group, we are well prepared for this anticipated economic upturn. The corporate reforms we have carried out will ensure that we can take advantage of new opportunities that emerge. In the coming year, we will continue to implement our market-driven and customer-oriented business strategies to diversify our earnings base and improve our asset quality. We will also strive to grow our customer base and business volume in the Mainland.

The Board has recently formed a Strategy Development Group to work with the Management to recommend a forward-looking strategy and market position that will map out a clear direction for the Group in the longer term, having regard to maximising shareholder value and safeguarding stakeholder interests. We consider ourselves an important part of the financial community in Hong Kong and firmly believe that we can contribute more to maintaining Hong Kong as an important financial centre for the benefit of market reforms in the Mainland and in turn, benefiting from them.

Our goal is to pursue growth by maintaining a sharp competitive edge and by ensuring that we are relentless in our quest for excellence.

Finally, I wish to thank the Board of Directors and the Special Adviser for their valuable advice and guidance in the past year. I also wish to thank our shareholders and customers for their trust and unwavering support. Last but not least, I must extend my heartfelt appreciation to the staff for their commitment and hard work. I have no doubt that I can count on them for the Group's continued success.

XIAO Gang
Chairman

Hong Kong, 23 March 2005

CHIEF EXECUTIVE'S REPORT

The past year was full of opportunities and challenges. With the Board's guidance and the joint effort of the Management and staff, we succeeded in implementing a pragmatic expansionary business strategy in pursuit of growth and excellence and overcoming the key challenges we faced, including a major management crisis.

On the back of Hong Kong's economic upturn and capitalising on its own foundations and strengths, the Group was able to deliver the highest profit attributable to shareholders and total annual dividend since its IPO in 2002. As well, the Group was able to expand most of its core businesses in 2004. Of equal, if not greater, importance is that we have also established a solid platform for business development during the year through the implementation of a number of new initiatives relating to development strategy, business model, risk management, and corporate culture.

In August 2004 we had to face an internal crisis that cropped up from an investigation by the Mainland Authorities concerning two former deputy chief executives of the Company. Nevertheless, the Board and the Management succeeded in resolving this crisis expeditiously and effectively and we could march on again full steam and re-focus on business development in almost no time. The transparent and timely approach we took in handling the issue helped keep the possible impact on the Group's image and reputation to a minimum. At the same time, we turned the crisis into an opportunity to further enhance our corporate governance and management structure so that the Group could keep moving on to realise its vision to be the premier bank for customers.

The other key challenge is one that all banks in Hong Kong had to face. Despite the economic recovery, the operating environment for banks remained tough in 2004 due to the persistently low HIBOR and fierce competition in the market. The extremely liquid HKD interbank market in the second half of the year due largely to speculative activities on RMB also depleted the return on HKD money market investments. To counter these unfavourable market conditions – at least partially – we focused on actively re-structuring our investment portfolio in accordance with the prudent risk management policies and parameters of the Group. Our effort in this area has paid off.

Performance Highlights

For the year ended 31 December 2004, the Group's profit attributable to shareholders reached a record high of HK$11,963 million, up 50.23%. Earnings per share were HK$1.1315, up 50.23%. The return on average total assets increased by 0.48 percentage point to 1.56% whereas the return on average shareholders' funds rose by 4.96 percentage points to 18.58%.

The rise in the Group's profit attributable to shareholders was due mainly to net provision write-back, gains on property revaluation and growth in non-interest income from fees and commissions generated by the high-margin wealth management segment. Moreover, disciplined cost control further reduced the Group's operating expenses.

[illegible] became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering. This was a significant breakthrough for the Group in a new arena of business.

Business Development Initiatives

With respect to the Group's business development, our focus in 2004 covered four main areas: (a) development strategy; (b) business model; (c) risk management; and (d) corporate culture.

Development strategy

In 2004, we continued to enhance our business development strategy to give it more clarity and make it more instructive for all business units. The effort we made in this respect was reflected in our success in maintaining our market leadership in areas we excel at, including the arrangement of syndicated loans, underwriting new residential mortgages and RMB banking.

We have finalised a new three-year business plan and related budgetary targets for the Group. These would guide us in further upgrading our business structure by enhancing the existing service platform for high-yielding businesses, including wealth management and asset management. At the same time, we have also been more proactive in growing and diversifying our customer base with more emphasis on the mid-market segment. This would help us diversify risks and generate new business. Our targets for RMB-related business in the short, medium and long terms would ensure our continued market leadership.

In 2004, we continued implementing a plan for further strengthening our extensive branch network in Hong Kong, with a view to optimising its value for marketing and selling wealth management products. For the same purpose, we also enhanced our online banking channels.

Business model

During the year, we initiated a series of reforms in our major business models, with a view to improving our operational efficiency and competitiveness.

We refined our corporate banking business model to make it even more customer-focused. In July 2004, we piloted a new programme of corporate relationship management and product development whereby the corporate relationship managers and product managers would work closely, with the support of our middle office and back office units, to anticipate and fulfill individual customers' needs. This new approach has been working very satisfactorily so far and we are confident that it will enable us to identify and capture new business opportunities. At the same time, we have re-defined our customer and industry segmentation so that we can understand and assess customers' needs more accurately. We have also re-organised our sales force to specialise in different industries and serve customers better.

The implementation of our China-related business model was progressing as planned. Through the joint effort of our people in both the Mainland and Hong Kong, we have come a long way in aligning our Mainland business with our Hong Kong headquarters in terms of development strategy, risk management, financial management and so on. It is expected that the operation of our China-related business model would be fully implemented within 2005.

At the same time, we also strove to strengthen the coordination and cooperation of departments involved in product development, resulting in the introduction of a broad range of new products and services during the year.

Risk management

Risk management remains one of our top strategic priorities. The Board and the Management have been working closely to ensure that we have a comprehensive, independent and effective system for managing risks. Our achievement in this area is reflected in the significant improvement we have made in recent years with regard to our NPL ratio, which has dropped from 10.99% at end-2001 to 2.95% by end-2004, far exceeding our medium-term target.

Our risk management system is under constant review to take into account changes in internal and external circumstances. In 2004, we conducted a comprehensive review and developed the crucial policy documents for all the key types of risk. These documents have been approved by the Board and are now in force. The recent appointment of a new Chief Risk Officer will serve to further strengthen the Group's risk management function.

In anticipation of the New Capital Accord released by the Basel Committee (Basel II), we have formulated an implementation plan and set up a steering committee to prepare the Group for the implementation. We have also stepped up our effort in studying risk management at the macro level, with a view to assuming a more proactive role in this area.

During the year, we carried out a number of measures to enhance our compliance culture and system, and also strengthened the role of the Legal and Compliance Department in coordinating and supporting the other departments.

We are pleased to announce that the Tian Xing Jian Project introduced in 2003 to upgrade our corporate governance, risk management, credit approval and internal control mechanisms has been substantially completed. The completion of the Project represents an important milestone for the Company and serves as the foundation on which we can continue to reinforce our corporate governance to attain even higher standards of excellence.

The Group's corporate culture

After careful formulation and thorough bank-wide discussion, the Board approved the Group's Vision, Mission and Core Values (VMV), the bedrock of our corporate culture, in 2004.

Our **Vision** is to be customer's premier bank.

Our **Mission** is to Build customer satisfaction, Offer rewarding career opportunities to the staff and Create superior return to shareholders.

Our **Core Values** - SPIRIT in short and carrying equal importance - are Social responsibility, Performance, Innovation, Respect, Integrity and Teamwork.

with the accounts and the notes included in the Annual Report 2004.

In 2004, the Group made significant achievements in meeting its financial targets.

Business Environment

Benefiting from an improving global economy, the implementation of CEPA and the enlargement of the "individual visit scheme", the Hong Kong economy continued to revive in 2004. With continuous increase in exports, inbound tourism and domestic demand, real GDP grew by 8.1% in 2004. During the year, unemployment rate dropped to 6.4% in October to December 2004 from 7.1% in January to March 2004 while consumer prices registered mild increases since July 2004.

Notwithstanding the economic upturn, the operating environment for the local banking sector continued to be challenging. While consumer confidence, private investment as well as corporate and consumer credit demand regained some growth momentum, the low interest rate environment continued to exert pressure on net interest income.

Although the US Federal Funds Target Rate was raised by an aggregate of 125 basis points to 2.25% by end-2004, HIBOR remained low throughout the year. Average 1-month and 3-month HIBORs were 0.30% and 0.46% respectively, compared to 0.99% and 1.04% in 2003. This had an adverse impact on the larger commercial banks with a more liquid balance sheet.

According to the Stock Exchange statistics, annual stock turnover in 2004 surpassed the record set in 1997 and equity funds raised by IPO also grew significantly from 2003. Investors continued to seek higher-yielding investments and the demand for wealth management products and services increased under the low interest rate environment.

The property market revitalised as prices rebounded, particularly in the luxury residential and commercial property sectors. Both transaction volume and value increased significantly. At the same time, negative equity residential mortgage loans declined sharply. However, intensified market competition further lowered the yield from mortgage loans.

In 2004, the local banking sector benefited from the benign credit environment. Both corporate and consumer credit quality improved significantly. Collateral value and borrowers' business operations picked up, which helped reduce bad debt charges.

The implementation of CEPA and the "individual visit scheme" boosted the economic interaction between the Mainland and Hong Kong. During the year, banks in Hong Kong commenced the personal RMB banking business, including deposits, exchange, remittance and RMB bank cards. These have given rise to more opportunities for growing China-related businesses.

2004 also saw an end to deflation and a return to a slight inflation towards year-end. While this did not cause any major increase in bank operating expenses during the year, it will have an impact in future years.

Consolidated Financial Review

Financial Performance

For the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up HK$4,000 million or 50.23% from 2003. Earnings per share were HK$1.1315, up HK$0.3783. Return on average total assets and return on average shareholders' funds increased by 0.48 percentage point and 4.96 percentage points to 1.56% and 18.58% respectively.

Operating profit before provisions was HK$10,352 million, a drop of HK$1,243 million or 10.72%. The decrease was mainly attributable to a decline in net interest income, which was partially offset by an increase in net fees and commission income and a decrease in operating expenses. Operating profit after provisions rose by HK$2,056 million, or 20.72%, to HK$11,980 million, mainly due to provision write-back and recoveries of loans previously written off. After taking into account a property revaluation gain of HK$1,862 million, profit before taxation reached HK$14,252 million, up HK$5,561 million or 63.99%.

Net Interest Income and Margin

Net interest income fell by HK$1,681 million, or 13.06%, to HK$11,193 million from 2003. During the year, average interest-earning assets grew by HK$14,923 million, or 2.11%, to HK$721,402 million. Net interest margin fell by 27 basis points to 1.55% due to the contraction of net interest spread.

Low interest rates continued to exert pressure on net interest income for banks with a high proportion of assets deployed in the short-term money market. In 2004, average 1-month HIBOR dropped by 69 basis points to 0.30%. This greatly affected the yield from average interbank placements that fell by 64 basis points from 2003. The yield of average advances to customers also declined by 34 basis points. On the one hand, the repricing of HIBOR-based loans and keen competition affected the yield of average corporate loans. On the other hand, the yield of the residential mortgage portfolio also dropped as market competition intensified during the year. The weighted average residential mortgage yield was 217 basis points below best lending rate, a drop of 26 basis points as compared to 2003. However, the yield from debt securities only dropped marginally by 6 basis points as the Group implemented more active balance sheet management to maximise return. The overall impact was a 34-basis point drop in the yield from average interest-earning assets. Cost of funding, mainly from deposits from customers, fell by 7 basis points as HIBOR stayed low during the year. As a result, both net interest margin and net interest spread contracted by 27 basis points.

Other Operating Income

Other operating income was HK$4,664 million, up HK$285 million or 6.51% from 2003. It accounted for 29.41% of total operating income, an increase of 4.03 percentage points from last year. Net fees and commission income increased by HK$224 million, or 7.47%, to HK$3,221 million, as revenue from the Group's wealth management business recorded a strong growth of HK$297 million.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Income from loan and bills commissions stayed flat, reflecting tighter margins due to keen market competition. The surge in wealth management income by 27.91% to HK$1,361 million was primarily driven by increases in income of HK$74 million, or 61.67%, from the distribution of life insurance products, HK$140 million, or 20.11%, from stockbroking and HK$61 million, or 164.86% from structured notes and bond sales. These results reflected the success of the Group's strategic focus on growing its wealth management business to take advantage of the increased demand for higher-yielding investments in the low interest rate environment. Income from payment services rose by HK$34 million, or 10.79%, driven by the growth in remittance transactions. Income from card business also recorded a growth of HK$106 million, or 18.93%, as cardholder spending and merchant acquiring volumes increased by 31% and 37% respectively. With the introduction of personal RMB banking services at the beginning of 2004, RMB-related businesses contributed HK$26 million of fee income. The increase in fees and commission income was partially offset by higher fees and commission expenses from credit card and residential mortgage businesses.

Compared to the first half of the year, loan and bills commission income for the second half outperformed the first half as business volume increased. Wealth management income in the second half of the year was lower mainly due to the drop in stockbroking transaction volume, generally in line with a fall in market turnover. Sales of life insurance products and investment funds also shrank as the demand for these products reduced in an interest rate hike environment.

Net gain from other investments in securities amounted to HK$29 million as compared to a net loss of HK$108 million in 2003, which was due to losses from the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$91 million, or 9.43%, as business volume rose.

Operating Expenses

Operating expenses decreased by HK$153 million, or 2.70%, to HK$5,505 million, as a result of disciplined cost control and improvement in operational efficiency. Staff costs fell by HK$25 million, or 0.75%, to HK$3,291 million, as headcount decreased. Headcount measured in full time equivalents was 12,976 at end-2004, a decrease of 161 from end-2003. The reduction in other operating expenses of HK$95 million, or 9.51%, was attributable to the one-off professional fees incurred for a special review in 2003. The slight rise in cost to income ratio of 1.93 percentage points was due to the decline in total operating income.

Provisions for Bad and Doubtful Debts

A net provision write-back of HK$1,628 million was recorded in 2004 as compared to a net charge of HK$1,671 million in 2003. New specific provision charge was down by HK$2,314 million, or 60.35%, to HK$1,520 million, mainly due to lower bad debt formation as the Group's asset quality continued to improve. This represented a HK$9,129 million, or 85.73%, reduction in new specific provision charge during the Group's merger and structuring in 2001. The significant improvement was due to continuous enhancement of risk management practices since then. Releases in specific provisions increased by HK$1,083 million, or 141.02% to HK$1,851 million, reflecting the increase in collateral value and strong collection brought by improvement in the economy and property market. As a result of the Group's relentless effort, the recovery of loans previously written off rose by HK$918 million, or 209.59%, to HK$1,356 million. General provision charge was HK$59 million due to increase in loan balance.

Property Revaluation

The Group registered an increase in valuation of properties amounting to HK$5,415 million in 2004, reflecting the increase in market value in a more robust property market. Premises and investment properties were revalued on the basis of their open market value on 31 October 2004 by Chesterton Petty Limited, an independent firm of chartered surveyors. The revaluation resulted in a credit to the profit and loss account of HK$1,862 million, which included a revaluation gain on premises and investment properties of HK$1,337 million and HK$525 million respectively. The remaining revaluation surplus was mainly recognised in property revaluation reserves.

Taxation

Taxation for 2004 was HK$2,131 million, up HK$1,542 million or 261.80%, when compared to 2003. The increase was partly due to a HK$732 million write-back of tax provisions in 2003 that was no longer required after the Inland Revenue Department finalised the tax losses of the Group's predecessor merging branches and the tax position of BOCHK, and partly due to higher profit before taxation in 2004. The effective tax rate of the Group in 2004 was approximately 15%, which stayed flat when compared to last year after excluding the effect of tax provision write-back in 2003.

Financial Position

Total assets were HK$796,776 million as at 31 December 2004, up HK$34,189 million or 4.48%, from end-2003.

Cash and short-term funds fell by 23.46%. At the same time, placements with banks and other financial institutions maturing between one and twelve months increased by 37.50%. Investments in securities rose by 9.78% and the duration extended.

Fixed assets increased by HK$4,295 million, or 24.43%, to HK$21,877 million, primarily due to the rise in the valuation of premises and investment properties of HK$5,415 million.

Business Review

Commercial Banking

The Commercial Banking segment consists of the Retail Banking and Corporate Banking businesses.

Segment financial highlights

- Net interest income decreased by HK$1,512 million, or 16.10%, to HK$7,880 million. The decrease was mainly due to a narrowed deposit spread, which was partially offset by an increase in income from the Retail Banking loan portfolio, mainly comprising residential mortgage loans as the HKD Prime and HIBOR spread widened and the balance increased. Net interest income from Corporate Banking declined marginally as compared to 2003.
- Other operating income grew by HK$172 million, or 5.52%, to HK$3,288 million, driven by strong revenue growth from the Group's wealth management business.
- Costs remained under prudent control.
- Owing to improved asset quality and strong recoveries, there was a significant provision write-back from the Corporate Banking loan portfolio.
- Overall, the provision write-back offset the decline in net interest income, resulting in a net growth of HK$2,015 million, or 31.17%, in the Commercial Banking segment's operating profit after provisions.

Retail Banking

Solid growth in all major business areas. To diversify the Group's income streams, wealth management has been a top priority insofar as Retail Banking strategies are concerned. In 2004, the Group aimed at further solidifying its wealth management platform while developing more professional and tailor-made products and services to cater for different customer segments. It also strove to maintain its leading position in the deposit taking and mortgage lending businesses. Strengthening consumer credit and card advances was another key initiative for raising the return of its retail loan portfolio. Moreover, riding on the business opportunities arising from the economic integration between the Mainland and Hong Kong, the Group continued to grow its RMB-related business. In 2004, the Group achieved significant growth in major business areas, namely, wealth management, mortgage, cards and personal RMB banking businesses.

Wealth management: Wealth management registered strong growth during the year. The Group has been working closely with investment fund houses and strategic business partners to select a series of performing investment funds and other innovative investment products to fulfil customers' needs. Stockbroking transactions, sales of open-ended funds, structured notes and bonds, and distribution of insurance products grew by 31%, 68%, 27% and 66% respectively. The Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering in July.

In late 2004, with an enhanced wealth management platform, it launched the Wealth Management Prime services in its 81 wealth management centres and branches. Designated Personal Financial Services Managers provide customers with comprehensive and personalised financial planning services. Furthermore, with the introduction of a sophisticated financial planning tool, Wealth MaxiWiser, the Group further strengthened its professional investment portfolio analysis and recommendations for customers. During the year, the total number of wealth management customers tripled with approximately HK$130 billion asset under management. The enlarged clientele would provide new impetus to the Group's wealth management business.

Mortgage: Despite intense competition, the Group's mortgage business continued to grow and outperform the market. The Group's mortgage balance was up 6.24% from end-2003. To satisfy customers' diverse finance needs under the prevailing low interest rate environment, new products, including the fixed interest rate mortgage scheme and the HIBOR based mortgage scheme, were introduced in 2004. Both schemes were well received by customers. The asset quality of mortgage loans continued to improve as a result of the rise in property price and the Group's effective risk management. The combined delinquency and rescheduled loan ratio fell to 0.61%, lower than the market average. The negative equity ratio dropped to 3.93% at end-2004, compared to the market average of 6.30%.

Personal loans: Sustained economic growth and increasing consumer credit demand contributed to the growth of the Group's personal loans, which increased by approximately 6%. During the year, the Group expanded its range of personal loan products and launched iSmart personal loans and iSmart tax loans that allow customers to enjoy a higher degree of financial flexibility.

Credit cards: Riding on the growth momentum of 2003, the Group's card business showed outstanding performance in 2004 with 11% increase in net fees and commission income. During the year, a wide range of new services and products were offered to customers. For example, the newly launched Warner Mini Card and 2004 BOC Euro Commemorative MasterCard were both well received by customers. The Group was also the first bank in Asia to launch Euro-denominated credit cards. At the same time, it expanded its business to Macau with the issuance of Platinum MasterCard.

Compared to 2003, cardholder spending and the number of cards issued grew by 31% and 34% respectively. Merchant acquiring volume rose by 37%. Meanwhile, card receivable balance increased by 13.31%, higher than the market growth rate. The reviving economy also helped improve the charge-off ratio and delinquency ratio to 3.96% and 0.38% respectively, well below the market average.

The continual success of the Group's card business further solidified its position in the industry. In 2004, it received several awards from Visa International and MasterCard International.

The Group's China-related card business achieved important milestones in 2004. It pioneered

The Group has made very good progress in expanding the business scope of its Mainland branches and sub-branches. Further to obtaining the approval to operate RMB business to foreign enterprises, BOCHK's Shanghai and Shenzhen branches (including sub-branches) were allowed to offer RMB business service to Chinese enterprises. In addition, Nanyang's Dalian and Guangzhou branches also obtained the approval for providing RMB business to foreign and Chinese enterprises during the year. Six branches and sub-branches were allowed to commence financial derivatives business. Moreover, benefiting from the implementation of CEPA, BOCHK's Shantou and Shenzhen branches (including sub-branches) were admitted to commence insurance agency business while two other branches have already submitted their documents for insurance agency business.

The Group also undertook to enhance its services through the development of the electronic channel. In January, iT's Online Banking and Telephone Banking were launched successfully, enabling customers to check their account status, review payment records and request for various financial information. Four Mainland branches were also allowed to join the China National Advanced Payment System, which provides real-time, safe and cost-efficient means of fund transfer to the Group's Mainland customers.

Treasury

The Group's treasury operation covers foreign exchange, gold bullion, derivatives, money markets, and capital markets.

Segment financial highlights

- Net interest income decreased marginally by HK$54 million, or 1.81%, to HK$2,928 million.
- Other operating income increased by HK$203 million, or 22.11%, to HK$1,121 million, mainly due to the gain from foreign exchange activities against the losses from the disposal of debt securities in 2003.
- Segment operating profit after provisions increased by HK$152 million, or 4.07%, to HK$3,890 million.

Growth in customer-driven business and active surplus fund management. The US interest rate hike and the low HIBOR resulted in a very challenging environment for treasury management in 2004. However, the Group strove to stabilise its net interest income through active asset and liability management. During the year, taking advantage of its flexible balance sheet, the Group lengthened the duration of its debt securities portfolio and increased investments in structured bonds and asset-backed securities for higher interest yield.

At the same time, strong emphasis was placed on developing new products and sales channels to improve the Group's non-interest income stream. Through enhanced collaboration with the Retail Banking and Corporate Banking businesses, customer-driven business grew while transaction volumes of foreign exchange, bullion and option-linked deposits increased significantly from 2003. In the fourth quarter, the Group launched the retail currency option trading services.

The Group also managed to grow the number of treasury customers by 14% and increased the transaction volumes of structured products significantly.

Technology and Operations

In 2004, the Group made good progress in information technology development. The Group met its targets in 2004 by successfully completing its core banking system enhancement, and various system changes for business development, process re-engineering and compliance-related requirements.

For the core banking system enhancement, the Group completed and launched its new savings account system with increased functionality. In addition, the development of the new banking application system for its Mainland branches, new securities trading system and new trade services system was completed in 2004 and scheduled to be launched in 2005. To develop its wealth management business, the Group completed and launched a new wealth management system offering financial planning and portfolio management services to customers.

To support business development, the Group also achieved the followings:

- Completed CBS Online that offers an Internet-based channel to corporate customers;
- Upgraded iT's banking system;
- Completed linkage of the RTGS system between Hong Kong and Guangdong;
- Completed RMB Settlement Institute Management System for RMB clearing services; and
- Enhanced system functionality to meet the increasing complexity and diversity of its treasury product development.

To increase operational efficiency, the Credit Workflow Management System was launched, which facilitates fast and efficient credit approval and management process for the Retail Banking business. Its usage will be extended to the Corporate Banking business in 2005. Meanwhile, the second phase of the Information Processing Centralisation Project to transfer data entry work to Shenzhen was implemented.

To meet the new financial reporting standards effective in 2005, the Group carried out a system enhancement process to ensure compliance to the new standards. Further system refinement to meet the requirement of the new financial reporting standards will be completed in the first half of 2005.

Risk Management

Overview

Risk management is fundamental to the business of the Group. It is also an integral part of its day-to-day operation and business development strategy. The principal types of risk inherent

to the rise of the valuation of premises and investment properties of HK$5,415 million.

Advances to customers

The Group's advances to customers marginally increased by HK$4,644 million, or 1.50%, from end-2003 despite large write-off and collection amounting to HK$2,856 million and HK$7,323 million respectively. Loan to deposit ratio was 49.61% as at 31 December 2004, down 1.77 percentage points from end-2003.

The Group's efforts to achieve loan growth was better reflected in the growth in performing loans. As at 31 December 2004, the Group's performing loans rose by HK$13,237 million, or 4.55%, from end-2003. Moreover, the Group continued to diversify its loan portfolio by growing retail loans and overseas lending, particularly the loan portfolio of Mainland branches. As a result, lending to individuals and loans for use outside Hong Kong accounted for 39.81% and 8.69% respectively of the total advances to customers, representing a rise of 1.26 and 1.66 percentage points respectively from end-2003. As a whole, the Group has achieved an improved and more diversified loan mix covering both corporate and retail loans as well as local and overseas loans.

Regarding loans for use in Hong Kong, lending to individuals showed solid growth of HK$5,725 million or 4.81%, primarily driven by an increase of HK$5,612 million, or 6.24%, in residential mortgage loans (excluding those under the government-sponsored home purchasing schemes). Credit card advances also rose by HK$500 million, or 13.31%, reflecting the success of the Group's strategic initiative in growing the consumer credit business. Lending to industrial, commercial and financial sectors declined by HK$7,805 million, or 5.01% largely due to write-off and collection. Meanwhile, trade finance grew by 9.74%.

The 25.58% growth in loans for use outside Hong Kong was mainly driven by the increase in lending by the Group's Mainland branches and overseas lending.

Deposits from customers

Total liabilities grew by HK$25,846 million, or 3.69%, to HK$727,016 million from end-2003, mainly caused by a rise in deposits from customers.

Deposits from customers increased by HK$30,688 million, or 5.11%, to HK$631,330 million from end-2003. During the year, the interbank liquidity remained high in Hong Kong. Despite the low interest rate environment, customers continued to place funds in savings and current accounts for liquidity preference. Savings deposits rose by HK$25,023 million, or 9.22%, to HK$296,462 million. For RMB deposits, the Group has continued to be a leading provider of personal RMB banking services since the launch of the services in early 2004.

Asset Quality

During the year, the Group's asset quality showed remarkable improvement, attaining the lowest level of NPL ratio since 2001. Both the NPL ratio and the classified loan ratio were at 2.95%, down 2.83 and 2.87 percentage points respectively. NPLs decreased by HK$8,593 million, or 48.19% to HK$9,239 million as at 31 December 2004.

The substantial improvement in asset quality was attributable to the Group's effective risk management and collection efforts. At the same time, the recovery of the economy and increased collateral values were also key factors. During the year, net new formation of classified loans was kept at a very low level, amounting to approximately HK$1.4 billion, or less than 0.5% of total loan outstanding, compared to HK$6.3 billion in 2003. Moreover, as at 31 December 2004, classified loan ratio of loans originated after the merger and restructuring of the Group in 2001 was slightly less than 1%, indicating the higher quality of new loans granted since then.

Collateral coverage for classified loans increased to 67.17% from 60.54% at end-2003 due to the increase in collateral value and write-off. Specific provisions and collateral coverage for classified loans was 91.66%, up 0.71 percentage point, compared to 90.95% in 2003. Total provisions as a percentage of NPLs rose significantly by 23.06 percentage points from end-2003 to 84.26% as at 31 December 2004.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 1.10% to 0.61%, lower than the market average of 0.85%. The quality of card advances also improved, with charge-off ratio and delinquency ratio falling by 4.90 percentage points and 0.37 percentage point to 3.96% and 0.38% respectively, which were better than the market average.

All these achievements reflect the Group's success in enhancing risk management standards to align with international best practices and in building a more rigorous risk management culture in its daily business operation.

Capital and Liquidity Ratios

The consolidated capital adequacy ratio increased by 1.03 percentage points to 16.14% as at 31 December 2004, compared to 15.11% at end-2003, mainly due to a growth of the Group's total capital base after deductions.

The capital base after deductions grew by HK$4,374 million as retained earnings increased. Total risk-weighted assets rose by HK$1,671 million, primarily because of an increase in on-balance sheet risk-weighted assets by HK$7,344 million, a decline of HK$3,204 million in off-balance sheet risk-weighted assets and an increase in deductions by HK$2,469 million. The growth in on-balance sheet risk-weighted assets was due to an increase in interbank placements and debt securities investments while off-balance sheet risk-weighted assets declined as a result of a decrease in other commitments with an original maturity of one year and over. The increase in deductions of risk-weighted assets was due to an increase in the valuation of premises and investment properties.

BOCHK's average liquidity ratio was 36.03%, down 1.73 percentage points from end-2003, mainly due to a decrease in average 1-month net interbank placements.

The Group's China-related card business achieved important milestones in 2004. It pioneered the launch of the China UnionPay Card acquiring business in Hong Kong in January. With over 6,400 new terminals in over 4,000 merchant sales points at end-2004, the Group has been providing reliable and convenient payment service to the Mainland UnionPay cardholders in Hong Kong. In September, China UnionPay Card acquiring business was also extended to Macau.

Personal RMB banking business: The Group has maintained its market leadership in offering personal RMB banking services since launching the business in February. It was the first bank to offer a comprehensive range of RMB products and services, including deposits, exchange, remittances and cards. It also provides an extensive service network, comprising branches, ATMs, Internet banking and telephone banking. RMB withdrawal services are made available via its 232 ATMs throughout Hong Kong. It pioneered the issuing of RMB credit cards in April and led the local RMB card business by having issued over 50,000 RMB cards at end-2004.

Channels: In order to optimise its branch network and align with its wealth management strategies, the Group continued to reengineer its distribution network. During the year, 7 branches were closed and 1 branch was opened in Hong Kong. As at end-2004, the total number of branches in Hong Kong was 283 and the number of ATMs was 447, as compared to 289 and 449 respectively at end-2003.

Good progress was made in strengthening the Group's e-business channels. During the year, new functions were incorporated in the Group's Internet banking services, including new on-line wealth management services, transfers, RMB banking services and credit card payment services. By end-2004, the number of iT's Banking customers grew by 15% and the number of transactions doubled that in 2003.

Corporate Banking and Financial Institutions

Growing with a new business model. As one of the largest corporate lenders in Hong Kong, the Group is committed to becoming a close partner to customers by offering a comprehensive range of financial services to meet their specific needs. Capitalising on the strengths and capabilities that it possess, it aims at expanding its market share and building its high-return business.

New business model: In 2004, the Group refined its customer and product management framework. The new business model is more customer-centric, emphasising the development of business strategies appropriate for different customer segments so that the Group can become its customers' preferred banker. Under this model, corporate relationship managers have been re-organised in accordance with their industrial specialty to work closely with a team of product managers. The former specialises in customer relationship management whereas the latter's expertise is in product development. The two teams collaborate with each other to ensure that customers' needs are satisfied with the best products. This approach not only enables the Group to provide customers with quality products and services in a timely and cost-effective way, but also prepares it for new business opportunities.

Business development and asset quality improvement: The Group has maintained its competitive advantage in Corporate Banking business. In 2004, it was ranked by Basis Point, a leading source of Asian debt market news and analysis, as the second largest local syndicated lending arranger. Focusing on strengthening its trade finance services, the Group achieved high ratings in the service quality of import and export factoring at a competition organised by Factors Chain International, a global network of leading factoring companies. Despite intense market competition, the Group's trade bills transaction volume increased by 13%. Trade finance related loans also grew by 9.74%.

During the year, effective collection and write-off were implemented. By the end of 2004, the Group's overall corporate loan quality improved substantially as evidenced by the record low classified loan ratio and bad debt formation level since the Group's restructuring in 2001.

Channels: The Group undertook various initiatives to improve its product quality and operational efficiency. In February 2004, it launched the Financial Institutions Online, which allows correspondent banks to manage their accounts via Internet. In May 2004, the CBS Online was rolled out, enabling corporate clients to manage their accounts via the Internet. By the end of 2004, the number of CBS customers increased by 42%. These initiatives also facilitate the development of the Group's cash management business.

Clearing and settlement services: Appointed by the PBOC as the clearing Bank for RMB business in Hong Kong, the Group launched RMB clearing services in February 2004, serving 38 participating banks. It was also appointed the agent bank for the HKD and USD RTGS Link between the Guangdong Province and Hong Kong in March. In July, the Group was nominated by the PBOC as the agent bank for the USD Joint Cheque Clearing Service between Shenzhen and Hong Kong.

China-related Business

Robust growth on a solid foundation. China-related business is one of the Group's core growth areas. The Group's China business model leverages its retail and corporate franchise in Hong Kong, branch network in the Mainland, and close relationship with BOC to provide cross border financial services to customers. The Group's Mainland branch network now acts as an extended arm of its Retail Banking and Corporate Banking business units. New organisational structure, market positioning, customer segmentation and product development strategy have been formulated to drive this new model. The Group has also been taking a new approach in cooperating with BOC in business development by providing complementary financial services to BOC's customers in both Hong Kong and the Mainland.

In 2004, the Group's China-related business continued to deliver good results. The combined operating profit before provisions of the Mainland branches increased by 22% to HK$147 million. Total advances to customers rose significantly by 53% to HK$9,345 million while customer deposits grew by 17% to HK$2,285 million. Asset quality improved considerably with the classified loan ratio falling to 3.26% at end-2004 from 10.35% at end-2003.

Risk management is fundamental to the business of the Group. It is also an integral part of its day-to-day operation and business development strategy. The principal types of risk inherent in the Group's business are credit risk, market risk, interest rate risk, liquidity risk, operational risk, strategic risk, reputation risk, and legal and compliance risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, to reduce volatility in earnings and to enhance shareholder value, while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, interest rate risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

Regulatory Development

The New Basel Capital Accord

In June 2004, the Basel Committee released the New Basel Capital Accord (also referred to as Basel II). Basel II will be implemented globally by end-2006. All internationally active banks in the major financial markets around the world will follow Basel II. The HKMA has announced that local banks will follow the same timetable as the Basel Committee and Hong Kong is among the first to announce its implementation proposals.

The Group has formulated an implementation plan for Basel II according to the requirements of the Basel Committee and the HKMA. It is developing the required internal risk management system and conducting researches on the whole capital adequacy assessment process. The internal ratings-based approach will also be gradually adopted in the Group's business decisions. In 2005, the Group will closely follow the latest requirements relating to the Basel II set by the HKMA and carry out its implementation plan progressively.

CORPORATE GOVERNANCE

The Company believes in the upholding of the principles and practices of good corporate governance as the best means to ensure effective internal control and safeguard the interests of shareholders, customers and staff. It is also crucial to the healthy development of the Company in the long term. The Company strictly abides by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities. It also strives to follow the latest international and local corporate governance best practices.

Corporate Governance Framework

With the Board at the core, the Company's corporate governance structure operates to high standards and is kept under constant review and reinforcement to maintain such standards. Under this governance structure, the role of the Board is to provide high-level guidance and oversight and is separate from that of the Management, which is devoted to the day-to-day operation and administration of the Company. The Board provides strategic guidance for the Company and maintains effective oversight over the Management.

To assist the Board in fulfilling its responsibilities and in accordance with best corporate governance practices, three standing committees have been established under the Board, namely, Audit Committee, Risk Committee, and Nomination and Remuneration Committee. A sub-committee known as Compliance Committee is also established under the Audit Committee. Ad hoc committees will be set up to undertake special assignments as and when necessary. The Board and all Board committees will assess their respective work procedure and effectiveness on a regular basis in accordance with their mandate.

The Board delegates to the Chief Executive and his Management team the power to manage and administer the day-to-day affairs of the Company. At the same time, the Board gives clear guidance as to the powers of the Management, in particular with respect to the circumstances under which the Management shall report back to and obtain prior approval from the Board before making a decision or entering into any commitment on behalf of the Company. While the Chairman leads the Board, the Chief Executive is the head of the Management. The roles of the Chairman and the Chief Executive are separated and are performed by different individuals.

In order to enhance the transparency of the Company's corporate governance, a new corporate governance web-page is included in the Company's corporate website at www.bochk.com.

Board of Directors

The majority of the Board is made up of Non-executive Directors and Independent Non-executive Directors and the Board is assisted by a Senior Adviser. All Non-executive Directors, Independent Non-executive Directors and the Senior Adviser are appointed for a fixed term, with formal letters of appointment setting out the key terms and conditions relative to their appointment.

The Board currently comprises eleven Directors, of whom four are Independent Non-executive Directors, six are Non-executive Directors and one is Executive Director. Independent Non-executive Directors comprise more than one-third of the Board and include Directors with appropriate financial management expertise. The Company is therefore in full compliance with Rules 3.10(1) and (2) of the Listing Rules. Apart from Board members, the Board has also appointed an experienced and reputable Senior Adviser.

There is no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members. It is expressly provided in the Board's mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Six board meetings were held during the year with an average attendance rate of 97%.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Audit Committee

The Audit Committee currently has five members comprising one Non-executive Director and four Independent Non-executive Directors (representing 80% thereof). The Committee is chaired by Mr. Shan Weijian, an Independent Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of accounts and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of head of internal audit;
- appointment of external auditors and assessment of their qualifications, independence and performance;
- periodic review and annual audit of the Company's and the Group's accounts; and
- compliance with applicable accounting standards and legal and regulatory requirements on financial disclosures.

In August 2004, the Audit Committee undertook a thorough investigation into the events surrounding the judicial investigation by Mainland Chinese authorities of two former deputy chief executives of the Company in connection with alleged unauthorised distribution for personal purposes of certain funds belonging to BOC.

With the proactive participation of all the Independent Non-executive Directors and based on available information from internal audit and the Company's external auditors, the Committee concluded the investigation and confirmed to the Board that the funds involved are beneficially owned by BOC and have never formed part of the assets of the Group or customers other than BOC and that the incident does not impact on the financial position and operating results of the Company.

Apart from the investigation aforesaid, five scheduled committee meetings were held during the year with an average attendance rate of 92%.

Risk Committee

The Risk Committee currently has three members, all of whom are Non-executive Directors. It is chaired by Mr. Xiao Gang, the Chairman of the Board. Mr. Anthony Neoh, the Senior Adviser to the Board, attends Committee meetings as an adviser.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- establishment of the risk appetite, risk profile and risk management strategy of the Group;
- identification, assessment and management of the material risks faced by the various business units of the Group;
- review and assessment of the adequacy of the Group's risk management process, system and internal control; and
- review and monitoring of compliance with the Group's risk management process, system and internal control including compliance with prudential, legal and regulatory requirements governing the business of the Group.

During the year, the Committee reviewed the Proposal on Segmenting Risk Management Policies by Tiers, Risk Management Policy Statement and various other risk related policies and recommended the same for adoption by the Board. The Committee also deliberated on the Group's preparation for Basel II implementation. To enhance the Group's risk monitoring, the Committee has been receiving key risk indicators prepared by the Management on a monthly basis.

Seven committee meetings were held during the year with an average attendance rate of 86%.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has five members comprising two Non-executive Directors and three Independent Non-executive Directors (representing 60% thereof). It is chaired by Mr. Sun Changji, Vice-chairman of the Board and a Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- identification and nomination of Directors, Board committee members and certain senior management members as designated by the Board from time to time;
- skills, experience and knowledge of Directors and Board committee members;
- remuneration of Directors, Board committee members and Senior Management;
- effectiveness of the Board and Board committees; and
- corporate governance framework of the Group and implementation thereof.

With a view to improving the overall human resources management, the Group launched a human resources management reform in July 2004, after reviews and inputs by the Nomination

Directors' Responsibility Statement in relation to Accounts

The following statement should be read in conjunction with the Auditors' statement of their responsibilities as set out in the auditors' report contained in the Annual Report 2004. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the accounts.

The Directors are required by the Hong Kong Companies Ordinance to prepare accounts, which give a true and fair view of the state of affairs of the Company. The accounts should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the accounts in the Annual Report 2004, the Company has used appropriate accounting policies, consistently applied, and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors of the Company are pleased to announce the audited consolidated results of the Group for the year ended 31 December 2004 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Notes	2004	2003
		HK$'m	HK$'m
Interest income		15,678	17,759
Interest expense		(4,485)	(4,885)
Net interest income		11,193	12,874
Other operating income	2	4,664	4,379
Operating income		15,857	17,253
Operating expenses	3	(5,505)	(5,658)
Operating profit before provisions		10,352	11,595
Write-back of/(charge for) bad and doubtful debts		1,628	(1,671)
Operating profit after provisions		11,980	9,924
Net gain/(loss) from disposal/ revaluation of fixed assets		2,084	(1,121)
Net gain from disposal of held-to-maturity securities		2	–
Write-back of provision for impairment on held-to-maturity securities and investment securities		–	30
Net loss on disposal of a subsidiary		–	(1)
Net gain on disposal of an associate		50	–
Write-back of provision/(provision) for impairment on interests in associates		152	(132)
Share of profits less losses of associates		(16)	(9)
Profit before taxation		14,252	8,691
Taxation	4	(2,131)	(589)
Profit after taxation		12,121	8,102
Minority interests		(158)	(139)
Profit attributable to shareholders		11,963	7,963
Dividends	5	7,559	5,445
		HK$	HK$
Earnings per share	6	1.1315	0.7532

CONSOLIDATED BALANCE SHEET

As at 31 December

	Notes	2004	2003
		HK$'m	HK$'m
ASSETS			
Cash and short-term funds		102,647	134,106
Placements with banks and other financial institutions maturing between one and twelve months		107,581	78,240
Trade bills		1,086	691
Certificates of deposit held		22,338	18,776
Hong Kong SAR Government certificates of indebtedness		34,760	31,460
Held-to-maturity securities		181,060	101,085
Investment securities		50	53

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2004	2003
	HK$'m	HK$'m
Cash flow from operating activities		
Operating cash outflow before taxation	(3,268)	(6,284)
Hong Kong profits tax paid	(1,287)	(103)
Overseas profits tax paid	(6)	(18)
Net cash outflow from operating activities	(4,561)	(6,405)
Cash flow from investing activities		
Dividends received from investment securities	14	32
Purchase of fixed assets	(450)	(369)
Proceeds from disposal of fixed assets	1,201	1,061
Purchase of investment securities	–	(6)
Disposal of investment securities	3	–
Proceeds from disposal of a subsidiary	–	157
Proceeds from disposal of an associate	50	–
Proceeds from dissolution of associates	66	19
Dividends received from associates	5	4
Loans to associates	(9)	(358)
Loans repaid by associates	289	397
Net cash inflow from investing activities	1,169	937
Cash flow from financing activities		
Dividends paid	(6,766)	(4,335)
Dividends paid to minority shareholders	(99)	(97)
Net cash outflow from financing activities	(6,865)	(4,432)
Decrease in cash and cash equivalents	(10,257)	(9,900)
Cash and cash equivalents at 1 January	73,165	83,065
Cash and cash equivalents at 31 December	62,908	73,165

Notes

1. **Accounting policies**

The information herein in this results announcement is extracted from the Company's annual statutory accounts (the "statutory accounts") included in the Group's annual report for the year ended 31 December 2004. The accounting policies and methods of computation used in the preparation of that statutory accounts are consistent with those used in the preparation of the statutory accounts for the year ended 31 December 2003.

2. **Other operating income**

	2004	2003
	HK$'m	HK$'m
Fees and commission income (Note)	4,307	3,855
Less: Fees and commission expenses	(1,086)	(858)
Net fees and commission income	3,221	2,997
Dividend income from investments in securities – unlisted investments	14	45
Net gain/(loss) from other investments in securities	29	(108)
Net gain from foreign exchange activities	1,056	965
Net gain from other dealing activities	82	42
Gross rental income from investment properties	210	241
Less: Outgoings in respect of investment properties	(69)	(80)
Others	121	277
	4,664	4,379

Note:

Fees and commission income

	2004	2003
	HK$'m	HK$'m
Securities brokerage	934	733
Credit cards	666	560
Bills commissions	547	556
Loan commissions	490	473
Payment services	349	315
Insurance	314	235
Asset management	233	211
Trust services	75	76
Guarantees	38	39
Others		
– safe deposit box	161	166
– low deposit balance accounts	63	106
– currency exchange	52	45
– BOC cards	35	40
– dormant accounts	28	24
– agency services	24	24
– postage and telegrams	25	19
– information search	37	16
– correspondent banking	18	15
– RMB business	26	–

With a view to improving the overall human resources management, the Group launched a human resources management reform in July 2004, after reviews and inputs by the Nomination and Remuneration Committee. The Committee also reviewed the key performance indicators of the Group and senior management and the performance appraisal manual for senior management and recommended the same for approval by the Board.

Four committee meetings were held during the year with an average attendance rate of 90%.

Ad Hoc Committees

Three ad hoc committees, namely, Search Committee, Independent Board Committee and Budget Committee, were established by the Board during the year to deal with specific matters delegated by the Board.

Search Committee

The Board set up the Search Committee in August 2004 to conduct a global and open recruitment of candidates for the positions at deputy chief executive level and to recommend to the Nomination and Remuneration Committee and the Board for final approval. The Committee was chaired by Dr. Victor Fung Kwok King and comprised Mr. Sun Changji, Mr. He Guangbei, Mr. Shan Weijian, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang. The Committee succeeded in recruiting Mr. Gao Yingxin as the Deputy Chief Executive in charge of corporate banking, Mr. Alex Cheung Yau Shing as the Chief Risk Officer, and Mr. Peter Liu Yun Kwan as the Chief Information Officer before the end of the year.

Independent Board Committee

An Independent Board Committee was set up in August 2004 to review and approve the continuing connected transactions between the Company and its subsidiaries on the one hand and members of the BOC Group (other than the Company and its subsidiaries) on the other hand. The Committee comprised all the Independent Non-executive Directors of the Company and was chaired by Mr. Tung Chee Chen. Although it was not required under the Listing Rules, the Independent Board Committee retained NM Rothschild & Sons (Hong Kong) Limited ("Rothschild") as the independent financial adviser to the Committee for the purpose of reviewing the continuing connected transactions. On the basis of Rothschild's affirmative advice and its own review, the Independent Board Committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

Budget Committee

The Budget Committee was set up in August 2004 for the purpose of overseeing the budgeting and business planning process for 2005. The Committee comprised Mr. Zhou Zaiqun and Mdm. Linda Tsao Yang. Recommendations made by the Committee was reviewed and accepted by the Board when finalising the Group's 2005 budget and business plan.

Directors' Securities Transactions

The Company has adopted a "Code for Securities Transactions by Directors" which is no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standard set out in both the said Code and the Model Code throughout the year of 2004.

Auditors' Fees

The Company's 2004 accounts were audited by PricewaterhouseCoopers at a total audit fee of HK$24 million. The said audit fee was approved by the Audit Committee and endorsed by the Board.

The Company incurred a fee of HK$16 million for non-audit services provided by PricewaterhouseCoopers in 2004. The Audit Committee has been briefed of the non-audit services and fees and was satisfied that such non-audit services did not (in terms of the nature of the services and the amount of fees charged relative to the audit fees) affect the independence of PricewaterhouseCoopers. The non-audit services mainly comprised tax-related services, internal control review services in relation to the Tian Xing Jian Project and accounting consultations.

Communication with Shareholders and Shareholders' Rights

The Board regards continuous communication with shareholders as an important part of its role. For such purpose, the Company's annual general meetings offer a valuable forum for the Board to communicate directly with shareholders who are encouraged to actively participate at such meetings.

The Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee and representatives of PricewaterhouseCoopers were present at the Company's 2004 annual general meeting held on 21 May 2004 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders.

In order to enhance the transparency of shareholders' voting, all the resolutions proposed at the Company's 2004 annual general meeting were voted on by poll. The results of the poll voting were published in the press and on the Company's website on the next following business day, i.e., 24 May 2004.

The Company has also provided additional information on the 2005 annual general meeting in a circular to shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2005 annual general meeting in the form of "Frequently Asked Questions". This is done to ensure that shareholders have a better understanding of their rights and can make informed decisions in relation to the subject matters of the 2005 annual general meeting.

Project Tian Xing Jian

The Company is pleased to announce that the Tian Xing Jian Project has been substantially completed. The completion of the Tian Xing Jian Project represents an important milestone in the Company's corporate governance and serves as the foundation on which the Company can continue to reinforce its corporate governance to attain even higher standards of excellence.

	Note		
Held-to-maturity securities		181,050	101,065
Investment securities		50	53
Other investments in securities		8,288	71,400
Advances and other accounts	7	309,211	300,094
Interests in associates		62	278
Fixed assets		21,877	17,582
Other assets		7,826	8,842
Total assets		796,776	762,587
LIABILITIES			
Hong Kong SAR currency notes in circulation		34,760	31,460
Deposits and balances of banks and other financial institutions		34,440	41,347
Deposits from customers		631,330	600,642
Certificates of deposit issued		3,788	2,432
Other accounts and provisions	9	22,698	25,289
Total liabilities		727,016	701,170
CAPITAL RESOURCES			
Minority interests		1,239	1,156
Share capital		52,864	52,864
Reserves	11	15,657	7,397
Shareholders' funds		68,521	60,261
Total capital resources		69,760	61,417
Total liabilities and capital resources		796,776	762,587

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Retained earnings	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003	52,864	99	–	(2)	3,710	56,671
Net profit for the year	–	–	–	–	7,963	7,963
Currency translation difference	–	–	–	(1)	–	(1)
2002 final dividend paid	–	–	–	–	(2,273)	(2,273)
2003 interim dividend paid	–	–	–	–	(2,062)	(2,062)
Revaluation of properties	–	(48)	–	–	–	(48)
Release from deferred tax liabilities	–	11	–	–	–	11
At 31 December 2003	52,864	62	–	(3)	7,338	60,261
Company and subsidiaries	52,864	62	–	(3)	7,354	60,277
Associates	–	–	–	–	(16)	(16)
	52,864	62	–	(3)	7,338	60,261
Representing:						
2003 final dividend proposed					3,383	
Others					3,955	
Retained earnings as at 31 December 2003					7,338	
At 1 January 2004	52,864	62	–	(3)	7,338	60,261
Net profit for the year	–	–	–	–	11,963	11,963
Currency translation difference	–	–	–	(2)	–	(2)
2003 final dividend paid	–	–	–	–	(3,383)	(3,383)
2004 interim dividend paid	–	–	–	–	(3,383)	(3,383)
Revaluation of properties	–	2,895	629	–	–	3,524
Release upon disposal of properties	–	(6)	(6)	–	6	(6)
Release to deferred tax liabilities	–	(453)	–	–	–	(453)
At 31 December 2004	52,864	2,498	623	(5)	12,541	68,521
Company and subsidiaries	52,864	2,498	623	(5)	12,574	68,554
Associates	–	–	–	–	(33)	(33)
	52,864	2,498	623	(5)	12,541	68,521
Representing:						
2004 final dividend proposed					4,176	
Others					8,365	
Retained earnings as at 31 December 2004					12,541	

– information search	33	16
– correspondent banking	18	15
– RMB business	26	–
– sundries	196	202
	4,307	3,855

3. Operating expenses

	2004	2003
	HK$'m	HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	3,049	3,069
– termination benefit	1	1
– pension cost	241	246
	3,291	3,316
Premises and equipment expenses (excluding depreciation)		
– rental of premises	226	213
– information technology	301	310
– others	198	209
	725	732
Depreciation on owned fixed assets	585	611
Auditors' remuneration		
– audit services	24	29
– non-audit services	16	9
Other operating expenses	864	961
	5,505	5,658

4. Taxation

Taxation in the profit and loss account represents:

	2004	2003
	HK$'m	HK$'m
Hong Kong profits tax		
– current year taxation	2,116	1,470
– over-provision in prior years	(91)	(732)
Deferred tax charge	152	55
	2,177	793
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(203)	(817)
	1,974	(24)
Investments in partnerships written off	139	600
Hong Kong profits tax	2,113	576
Overseas taxation	17	11
	2,130	587
Share of taxation attributable to associates	1	2
	2,131	589

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2004, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$613 million (2003: HK$1,474 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The total assets and liabilities of the aforementioned partnerships are as follows:

	2004	2003
	HK$'m	HK$'m
Assets	2,356	6,159
Liabilities	1,655	4,098

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2004	2003
	HK$'m	HK$'m
Profit before taxation	14,252	8,691
Calculated at a taxation rate of 17.5% (2003: 17.5%)	2,494	1,521
Effect of different taxation rates in other countries	(41)	(31)
Income not subject to taxation	(2,089)	(1,511)
Expenses not deductible for taxation purposes	1,937	1,518
Tax losses not recognised	3	5
Temporary differences not recognised	–	55
Utilisation of previously unrecognised tax losses	(19)	(21)
Over-provision in prior years	(91)	(732)
Tax benefits from partnerships	(64)	(217)
Share of taxation attributable to associates	1	2
Taxation charge	2,131	589

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

5. **Dividends**

	2004		2003	
	Per share	Total	Per share	Total
	HK$	HK$'m	HK$	HK$'m
Interim dividend paid	0.320	3,383	0.195	2,062
Proposed final dividend	0.395	4,176	0.320	3,383
	0.715	7,559	0.515	5,445

At a meeting held on 19 August 2004, the Board declared an interim dividend of HK$0.320 per ordinary share for the first half of 2004 amounting to approximately HK$3,383 million.

At a meeting held on 23 March 2005, the Board proposed to declare a final dividend of HK$0.395 per ordinary share for the year ended 31 December 2004 amounting to approximately HK$4,176 million. This declared final dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

6. **Earnings per share**

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2004 of approximately HK$11,963 million (2003: HK$7,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2003: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2004 (2003: Nil).

7. **Advances and other accounts**

	2004	2003
	HK$'m	HK$'m
Advances to customers	313,226	308,582
Accrued interest	2,480	1,905
	315,706	310,487
Provision for bad and doubtful debts		
– General (Note 8)	(5,465)	(5,406)
– Specific (Note 8)	(2,320)	(5,507)
	(7,785)	(10,913)
	307,921	299,574
Advances to banks and other financial institutions	1,290	520
	309,211	300,094
Non-performing loans are analysed as follows:		
Non-performing loans	9,239	17,832
Specific provisions made in respect of such advances	2,259	5,467
As a percentage of total advances to customers	2.95%	5.78%
Amount of interest in suspense	172	324

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2004 (2003: Nil), nor were there any specific provisions made.

8. **Provisions for bad and doubtful debts**

	2004			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2004	5,507	5,406	10,913	324
(Credited)/charged to profit and loss account	(1,687)	59	(1,628)	–
Amounts written off	(2,856)	–	(2,856)	(139)
Recoveries of advances written off in previous years	1,356	–	1,356	–
Interest suspended during the year	–	–	–	130
Suspended interest recovered	–	–	–	(143)
At 31 December 2004	2,320	5,465	7,785	172

Deducted from:
– advances to



Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004	2003
	HK$'m	HK$'m
Deferred tax assets (Note)	(12)	(16)
Deferred tax liabilities	947	341
	935	325

Note: This amount has been included in "Other assets".

	2004	2003
	HK$'m	HK$'m
Deferred tax assets to be recovered after more than twelve months	(971)	(961)
Deferred tax liabilities to be settled after more than twelve months	282	274
	(689)	(687)

11. **Reserves**

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity.

12. **Maturity profile**

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates is as follows:

	2004						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	–	7,812	2,967	–	–	–	10,779
Cash and other short-term funds	20,976	70,892	–	–	–	–	91,868
Placements with banks and other financial institutions	16	47,849	59,716	–	–	–	107,581
Certificates of deposit held	–	5,242	5,695	11,085	316	–	22,338
Debt securities included in:							
– held-to-maturity securities	–	31,479	36,755	101,053	11,743	32	181,062
– other investments in securities	–	506	730	6,150	881	–	8,267
Advances to customers	19,548	24,254	28,995	128,816	102,356	9,257	313,226
Advances to banks and other financial institutions	–	–	–	1,290	–	–	1,290
Liabilities							
Deposits and balances of banks and other financial institutions	14,990	16,818	2,632	–	–	–	34,440
Deposits from customers	332,194	273,580	20,768	4,476	312	–	631,330
Certificates of deposit issued	–	–	891	2,897	–	–	3,788

	2003						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	–	18,923	1,649	–	–	–	20,572
Cash and other short-term funds	12,547	100,987	–	–	–	–	113,534
Placements with banks and other financial institutions	16	64,521	13,703	–	–	–	78,240
Certificates of deposit held	–	3,870	3,702	10,923	281	–	18,776
Debt securities included in:							
– held-to-maturity securities	–	13,358	9,161	71,227	7,297	34	101,077
– other investments in securities	–	12,122	12,521	44,938	1,774	–	71,355
Advances to customers	23,690	19,161	23,859	125,786	97,944	18,142	308,582
Advances to banks and other financial institutions	–	1	1	518	–	–	520
Liabilities							
Deposits and balances of banks and other financial institutions	6,800	32,151	2,396	–	–	–	41,347
Deposits from customers	303,335	278,509	17,586	1,212	–	–	600,642
Certificates of deposit issued	–	–	–	2,432	–	–	2,432

The trading transactions include positions arising from dealing activities and positions arising from the execution of trade orders from customers or transactions taken to hedge those positions. Interest rate swaps include both plain vanilla and non-standard swaps.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	2004	2003	2004	2003
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	26,303	29,813	N/A	N/A
Derivatives				
– Exchange rate contracts	694	673	1,264	1,227
– Interest rate contracts	57	57	97	112
– Bullion contracts	10	10	12	33
– Equity contracts	16	29	6	9
	777	769	1,379	1,381
Total	27,080	30,582	1,379	1,381

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2004 and 31 December 2003; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

14. **Segmental reporting**

(a) **By class of business**

	2004					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	7,880	2,928	385	11,193	–	11,193
Other operating income	3,288	1,121	673	5,082	(418)	4,664
Operating income	11,168	4,049	1,058	16,275	(418)	15,857
Operating expenses	(4,317)	(159)	(1,447)	(5,923)	418	(5,505)
Operating profit/(loss) before provisions	6,851	3,890	(389)	10,352	–	10,352
Write-back of bad and doubtful debts	1,628	–	–	1,628	–	1,628
Operating profit/(loss) after provisions	8,479	3,890	(389)	11,980	–	11,980
Net gain from disposal/revaluation of fixed assets	–	–	2,084	2,084	–	2,084
Net gain from disposal of held-to-maturity securities	–	–	2	2	–	2
Net gain on disposal of an associate	–	–	50	50	–	50
Write-back of provision for impairment on interests in associates	–	–	152	152	–	152
Share of profits less losses of associates	–	–	(16)	(16)	–	(16)
Profit before taxation	8,479	3,890	1,883	14,252	–	14,252
Assets						
Segment assets	317,064	455,948	21,959	795,981	–	795,981
Interests in associates	–	–	62	62	–	62
Unallocated corporate assets	–	–	733	733	–	733
	317,064	456,948	22,754	796,776	–	796,776
Liabilities						
Segment liabilities	651,539	72,453	805	724,797	–	724,797
Unallocated corporate liabilities	–	–	2,219	2,219	–	2,219
	651,539	72,453	3,024	727,016	–	727,016
Other information						
Additions of fixed assets	–	–	450	450	–	450
Depreciation	–	–	585	585	–	585
Amortisation of premium/discount of held-to-maturity securities	–	207	–	207	–	207

– advances to customers	2,320	5,465	7,785	

	2003			
	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003	8,650	6,363	15,013	408
Charged/(credited) to profit and loss account	2,628	(957)	1,671	–
Amounts written off	(6,209)	–	(6,209)	(119)
Recoveries of advances written off in previous years	438	–	438	–
Interest suspended during the year	–	–	–	210
Suspended interest recovered	–	–	–	(175)
At 31 December 2003	5,507	5,406	10,913	324
Deducted from:				
– advances to customers	5,507	5,406	10,913	

9. Other accounts and provisions

	2004	2003
	HK$'m	HK$'m
Interest payable	959	850
Current taxation (Note 10)	901	355
Deferred taxation (Note 10)	947	341
Short positions in Exchange Fund Bills	1,982	2,735
Accruals and other payables	17,909	21,008
	22,698	25,289

10. Tax liabilities

	2004	2003
	HK$'m	HK$'m
Current taxation (Note a)	901	355
Deferred taxation (Note b)	947	341
	1,848	696

Notes:

(a) Current taxation

	2004	2003
	HK$'m	HK$'m
Hong Kong profits tax	884	349
Overseas taxation	17	6
	901	355

(b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP12 (revised) "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2004					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2004	262	984	(3)	(936)	18	325
Charged/(credited) to profit and loss account	16	173	(13)	1	(25)	152
Charged to equity and minority interests	–	458	–	–	–	458
At 31 December 2004	278	1,615	(16)	(935)	(7)	935

	2003					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003	247	1,043	(2)	(1,009)	2	281
Charged/(credited) to profit and loss account	15	(48)	(1)	73	16	55
Credited to equity	–	(11)	–	–	–	(11)
At 31 December 2003	262	984	(3)	(936)	18	325

issued	–	–	2,432	–	–	2,432

Apart from certain deferred tax assets and liabilities, the majority of other assets and other accounts and provisions are due within one year.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

13. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	2004	2003
	HK$'m	HK$'m
Direct credit substitutes	1,132	1,264
Transaction-related contingencies	4,647	4,427
Trade-related contingencies	16,266	16,120
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	90,947	78,291
– one year and over	41,460	49,037
	154,452	149,139

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	2004			2003		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot	14,954	–	14,954	14,673	–	14,673
Forward and futures contracts	886	–	886	950	–	950
Swaps	200,862	3,715	204,577	184,524	6,254	190,778
Foreign exchange option contracts						
– Currency options purchased	1,415	–	1,415	1,476	–	1,476
– Currency options written	2,851	–	2,851	4,435	–	4,435
	220,968	3,715	224,683	206,058	6,254	212,312
Interest rate contracts						
Interest rate swaps	5,349	17,166	22,515	381	21,087	21,468
Interest rate futures	389	–	389	–	–	–
Interest rate option contracts						
– Swaptions purchased	469	–	469	–	–	–
– Swaptions written	2,206	–	2,206	1,446	–	1,446
	8,413	17,166	25,579	1,827	21,087	22,914
Bullion contracts						
Bullion contracts	929	–	929	606	–	606
Gold option contracts						
– Gold options purchased	98	–	98	31	–	31
– Gold options written	65	–	65	30	–	30
	1,092	–	1,092	667	–	667
Equity contracts						
Equity option contracts						
– Equity options purchased	564	–	564	1,016	–	1,016
– Equity options written	450	–	450	829	–	829
	1,014	–	1,014	1,845	–	1,845
Total	231,487	20,881	252,368	210,397	27,341	237,738

Amortisation of premium/discount of held-to-maturity securities	–	207	–	207	–	207

	2003					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	9,392	2,982	500	12,874	–	12,874
Other operating income	3,116	918	832	4,866	(487)	4,379
Operating income	12,508	3,900	1,332	17,740	(487)	17,253
Operating expenses	(4,373)	(162)	(1,610)	(6,145)	487	(5,658)
Operating profit/(loss) before provisions	8,135	3,738	(278)	11,595	–	11,595
Charge for bad and doubtful debts	(1,671)	–	–	(1,671)	–	(1,671)
Operating profit/(loss) after provisions	6,464	3,738	(278)	9,924	–	9,924
Net loss from disposal/revaluation of fixed assets	–	–	(1,121)	(1,121)	–	(1,121)
Write-back of provision for impairment on held-to-maturity securities and investment securities	–	29	1	30	–	30
Net loss on disposal of a subsidiary	–	–	(1)	(1)	–	(1)
Provision for impairment on interests in associates	–	–	(132)	(132)	–	(132)
Share of profits less losses of associates	–	–	(9)	(9)	–	(9)
Profit/(loss) before taxation	6,464	3,767	(1,540)	8,691	–	8,691
Assets						
Segment assets	310,008	432,947	18,439	761,394	–	761,394
Interests in associates	–	–	278	278	–	278
Unallocated corporate assets	–	–	915	915	–	915
	310,008	432,947	19,632	762,587	–	762,587
Liabilities						
Segment liabilities	621,211	77,671	648	699,530	–	699,530
Unallocated corporate liabilities	–	–	1,640	1,640	–	1,640
	621,211	77,671	2,288	701,170	–	701,170
Other information						
Additions of fixed assets	–	–	369	369	–	369
Depreciation	–	–	611	611	–	611
Amortisation of premium/discount of held-to-maturity securities	–	544	–	544	–	544
Non-cash expenses other than depreciation/amortisation	1,671	–	–	1,671	–	1,671

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, interests in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

15. Statutory accounts

The financial information relating to the financial year ended 31 December 2004 included in this final results announcement is only a summary extracted from the statutory accounts, which does not represent the full set of the statutory accounts, nor will it be sufficient enough to allow full understanding of the results and state of affairs of the Group. The auditors have expressed an unqualified opinion on those accounts in their report dated 23 March 2005.


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	2004	2003
Capital adequacy ratio	16.14%	15.11%
Adjusted capital adequacy ratio	16.13%	15.21%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2004 and 31 December 2003 and reported to the HKMA is analysed as follows:

	2004	2003
	HK$'m	*HK$'m*
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	12,408	10,468
Profit and loss account	4,491	2,327
Minority interests	963	917
	60,905	56,755
Supplementary capital:		
General provisions for doubtful debts	5,049	4,997
Total capital base	65,954	61,752
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	(351)	(449)
Exposures to connected companies	(845)	(872)
Equity investments of 20% or more in non-subsidiary companies	(60)	(107)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(1,257)	(1,429)
Total capital base after deductions	64,697	60,323

3. Liquidity ratio

	2004	2003
Average liquidity ratio	36.03%	37.76%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

2004 — Equivalent in million of HK$

	US Dollars	Japanese Yen	Euro	Australian Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	228,593	21,041	16,581	21,532	181	13,129	14,189	315,246
Spot liabilities	(161,784)	(2,893)	(7,086)	(23,701)	(2)	(12,282)	(28,630)	(236,378)
Forward purchases	112,090	12,153	12,348	14,892	–	92	38,179	189,754
Forward sales	(178,122)	(30,661)	(21,972)	(12,945)	–	(54)	(23,902)	(267,656)
Net options position	(319)	8	32	53	–	–	238	12
Net long/(short) position	458	(352)	(97)	(169)	179	865	74	978
Net structural position	–	–	–	–	–	94	–	94

2003

Equivalent in million of HK$

claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 31 December 2004				
Asia, other than Hong Kong				
– Mainland China	48,234	14,338	12,103	74,675
– Others	54,183	915	7,142	62,240
	102,417	15,253	19,245	136,915
North America				
– United States	6,043	26,051	15,886	47,980
– Others	11,731	395	16	12,142
	17,774	26,446	15,902	60,122
Western Europe				
– Germany	40,020	–	4,415	44,435
– Others	147,474	743	15,238	163,455
	187,494	743	19,653	207,890
Total	307,685	42,442	54,800	404,927

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 31 December 2003				
Asia, other than Hong Kong				
– Mainland China	45,698	2,157	8,507	56,362
– Others	49,750	1,180	4,981	55,911
	95,448	3,337	13,488	112,273
North America				
– United States	7,671	14,850	18,130	40,551
– Others	15,013	2,997	39	18,049
	22,584	17,847	18,169	58,600
Western Europe				
– Germany	38,563	–	5,359	43,922
– Others	117,451	1,470	13,949	132,870
	156,014	1,470	19,308	176,792
Total	274,046	22,654	50,965	347,665

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	2004 Amount	2004 % of gross advances to customers	2003 Amount	2003 % of gross advances to customers
	HK$'m		*HK$'m*	
Gross advances to customers which have been overdue for:				
– six months or less but over three months	489	0.16%	977	0.31%
– one year or less but over six months	395	0.13%	2,521	0.82%
– over one year	4,485	1.43%	8,106	2.63%
Advances overdue for over three months	5,369	1.72%	11,604	3.76%
Less:				
Amount overdue for over three months and on which interest is still being accrued	(61)	(0.02%)	(67)	(0.02%)
Add:				
Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
– included in rescheduled advances	916	0.29%	798	0.26%
– *others*	*3,015*	*0.96%*	*5,497*	1.78%
Gross non-performing loans	9,239	2.95%	17,832	5.78%

As at 31 December 2004 and 31 December 2003, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) Other overdue assets

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed above, as at 31 December 2004, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2004, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)
Huijin	6,974,414,229 (65.97%)
BOC	6,974,414,229 (65.97%)
BOCHKG	6,958,973,925 (65.82%)
BOC (BVI)	6,958,973,925 (65.82%)

Notes:

1. In August 2004, the PRC Government established Huijin to hold the entire equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Huijin is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.
4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to *have the same interests in the Company as BOC Insurance and BOC Life, each of which had* an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 31 *December 2004, no other interests or short positions were recorded in the register maintained* by the Company under section 336 of the SFO.

COMPLIANCE WITH THE GUIDELINE ON "FINANCIAL DISCLOSURE BY LOCALLY INCORPORATED AUTHORIZED INSTITUTIONS"

The accounts for the year ended 31 December 2004 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

The Directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2004. The said Code has been replaced by the Code on Corporate Governance Practices which came into effect on 1 January 2005. The Company will report on its compliance with the Code on Corporate Governance Practices in accordance with the applicable regulatory requirements in due course.

FINAL DIVIDEND

The Board has recommended a final dividend of HK$0.395 per share, amounting to approximately HK$4,176 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 26 May 2005. If approved, the final dividend will be paid on Tuesday, 31 May 2005 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 24 May 2005. Together with the interim dividend of *HK$0.320 per share declared in August 2004, the total dividend payout for 2004 would be* HK$0.715 per share.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 19 May 2005 to Tuesday, 24 May 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18 May 2005. Shares of the Company will be traded ex-dividend as from Tuesday, 17 May 2005.

	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	164,349	16,571	21,619	22,007	153	1,144	22,776	248,619
Spot liabilities	(142,187)	(3,049)	(11,011)	(28,336)	(2)	(563)	(39,661)	(224,809)
Forward purchases	125,005	14,602	13,252	20,289	-	-	36,248	209,396
Forward sales	(149,283)	(28,057)	(24,134)	(14,112)	-	-	(19,762)	(235,348)
Net options position	(974)	-	59	837	-	-	95	17
Net long/(short) position	(3,090)	67	(215)	685	151	581	(304)	(2,125)
Net structural position	-	-	-	-	-	-	-	-

5. **Segmental information**

(a) **Sectoral analysis of gross advances to customers**

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2004	2003
	HK$'m	HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development*	21,323	23,161
– Property investment	47,809	46,754
– Financial concerns	9,956	6,589
– Stockbrokers	124	41
– Wholesale and retail trade*	15,243	17,679
– Manufacturing*	11,767	10,711
– Transport and transport equipment*	11,777	12,383
– Others*	30,035	38,521
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	17,430	18,244
– Loans for purchase of other residential properties	95,615	90,003
– Credit card advances	4,256	3,756
– Others*	7,386	6,959
Total loans for use in Hong Kong*	272,721	274,801
Trade finance*	13,279	12,100
Loans for use outside Hong Kong	27,226	21,681
Gross advances to customers	313,226	308,582

* Certain comparative amounts have been restated to conform with the current year's presentation.

(b) **Geographical analysis of gross advances to customers, overdue advances and non-performing loans**

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) **Gross advances to customers**

	2004	2003
	HK$'m	HK$'m
Hong Kong	286,768	289,129
Mainland China	11,166	8,434
Others	15,292	11,019
	313,226	308,582

(ii) **Advances overdue for over three months**

	2004	2003
	HK$'m	HK$'m
Hong Kong	5,066	11,066
Mainland China	264	469
Others	39	69
	5,369	11,604

(iii) **Non-performing loans**

	2004	2003
	HK$'m	HK$'m
Hong Kong	8,871	16,801
Mainland China	321	887
Others	47	144
	9,239	17,832

6. **Cross-border claims**

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the

other parties are financial institutions that were overdue for over three months.

(b) **Other overdue assets**

	2004	2003
	HK$'m	HK$'m
Overdue for:		
– six months or less but over three months	2	2
– over one year	1	2
	3	4

As at 31 December 2004 and 31 December 2003, other overdue assets represented the accrued interest.

(c) **Rescheduled advances to customers**

	2004		2003	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances to customers	974	0.31%	851	0.28%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2004 and 31 December 2003, there were no rescheduled advances to banks and other financial institutions.

8. **Repossessed assets held**

	2004	2003
	HK$'m	HK$'m
Repossessed assets held	1,185	1,757

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2004 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2004	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2004
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	-	-	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
PING Yue *	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000

* Resigned on 2 February 2004

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting will be held at 3:00 p.m. on Thursday, 26 May 2005 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance). For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 13 April 2005.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31 March 2004 will be published on the websites of the Company (www.bochk.com) and the Stock Exchange (www.hkex.com.hk) in due course.

DEFINITIONS

In this Results Announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ATM(s)"	Automated Teller Machine(s)
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"CEPA"	Closer Economic Partnership Arrangement
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKMA"	Hong Kong Monetary Authority
"HKSAR" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"Huijin"	Central Huijin Investment Company Limited
"IPO"	Initial Public Offering
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China"	The mainland of the PRC
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NPL(s)"	Non-performing Loan(s)
"PBOC"	The People's Bank of China
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RTGS"	Real Time Gross Settlement System
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 23 March 2005

As at the date hereof, the Board comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Mdm. YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Adviser to the Board.

* non-executive directors
** independent non-executive directors

The Standard / The Asian Wall Street Journal /

Financial Times / International Herald Tribune

Date 24th March 2005



中銀香港（控股）有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388"; ADR OTC Symbol: "BHKLY")

IN PURSUIT OF GROWTH & EXCELLENCE

Highlights of 2004 Annual Results

- Profit attributable to shareholders of HK$11,963 million, up 50.23%
- Earnings per share of HK$1.1315, up 50.23%
- Return on average shareholders' funds of 18.58%, up 4.96 percentage points
- Final dividend of HK$0.395 per share subject to approval by shareholders
- Total dividend of HK$0.715 per share for the year, up 38.83%
- Non-performing loan ratio of 2.95%, down 2.83 percentage points
- Total assets of HK$796,776 million, up 4.48%



"In 2004, we succeeded in sustaining growth and maximizing shareholder value through a focused business strategy. Capitalizing on our strengths and Hong Kong's economic recovery, the Group delivered its highest profit attributable to shareholders and total annual dividend since its IPO in 2002. We also enhanced our corporate governance and carried out major corporate reforms. As a result, we are well positioned to take advantage of new opportunities that arise in 2005 from Hong Kong's economic upturn and the vibrant Mainland economy. We will continue to grow our businesses, expand our local and Mainland markets, and uphold our leadership in areas that we excel at."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the annual results, please visit www.bochk.com

BOC Hong Kong (Holdings) Limited
2004 Results – Financial Highlights

- Operating profit before provisions down 10.72% to HK$10,352 million (HK$11,595 million in 2003)
- Operating profit after provisions up 20.72% to HK$11,980 million (HK$9,924 million in 2003)
- Profit before taxation up 63.99% to HK$14,252 million (HK$8,691 million in 2003)
- Profit attributable to shareholders up 50.23% to HK$11,963 million (HK$7,963 million in 2003)
- Earnings per share up 50.23% to HK$1.1315 (HK$0.7532 in 2003)
- Final dividend of HK$0.395 per share (Interim dividend of HK$0.32 per share; total dividend of HK$0.715 per share, up 38.83% over 2003)
- Return on average shareholders' funds up by 4.96 percentage points to 18.58% (13.62% in 2003)
- Return on average total assets up by 0.48 percentage points to 1.56% (1.08 % in 2003)
- Total assets up 4.48% to HK$796,776 million (HK$762,587 million at end-2003)
- Capital adequacy ratio 16.14% (15.11% at end-2003)
- Cost to income ratio 34.72% (32.79% in 2003)
- NPL ratio 2.95% (5.78% at end-2003)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Press Release
March 23, 2005

BOC Hong Kong (Holdings) registered attributable profit of HK$11,963 million (up 50.23%), the highest since IPO

BOC Hong Kong (Holdings) Limited ("the Company", stock code "2388"; ADR OTC Symbol: BHKLY) today announced its 2004 annual results. The Company and its subsidiaries ("the Group") recorded a consolidated profit attributable to shareholders of HK$11,963 million, an increase of 50.23% compared with 2003. Earnings per share rose to HK$1.1315 from HK$0.7532 in 2003. "By capitalising on our strengths and Hong Kong's economic recovery, the Group was able to deliver the highest profit attributable to shareholders and total annual dividend since its IPO in 2002," remarked Mr Xiao Gang, Chairman of the Company.

The growth in the Group's profit was mainly attributable to a net provision write-back, gains on property revaluation, growth in non-interest income from wealth management business and disciplined cost control.

Return on average shareholders' funds grew by 4.96 percentage points to 18.58% while return on average total assets was up by 0.48 percentage point to 1.56%.

The Group's asset quality has shown substantial improvement. Both the non-performing loan (NPL) ratio and classified loan ratio dropped to 2.95%, down 2.83 and 2.87 percentage points respectively. This marked the lowest level of NPL ratio since 2001 when it was 10.99%.

The Board has recommended a final dividend of HK$0.395 per share. This, together with the interim dividend of HK$0.32 per share, results in a total dividend of HK$0.715 per share, representing an increase of 38.83% compared to the year before and a dividend payout ratio of 63.19% for the year. The dividend is subject to the approval of shareholders at the forthcoming Annual General Meeting on May 26, 2005 (Thursday). If approved, the final dividend will be paid on May 31, 2005 (Tuesday) to shareholders whose names appear on the Register of Members of the Company on May 24, 2005 (Tuesday).

Key Financial Performance

Operating profit before provisions was HK$10,352 million, down by 10.72%. The persistently low interest rates environment during the year, coupled with subdued loan demand and intense competition, has led to a decline in net interest income to HK$11,193 million. Net interest margin narrowed to 1.55% from 1.82% a year ago.

Other operating income increased by 6.51% to HK$4,664 million. Net fees and commission rose to HK$3,221 million, up by 7.47%, due to a growth of 28% in wealth management business, including income from life insurance, stock broking, and sales of bonds and structured notes. The ratio of non-interest income to total operating income was up by 4.03 percentage points, reaching 29.41% during the year.

香港花園道1號52樓 電話 Tel: (852) 2846 2700
52/F, 1 Garden Road, Hong Kong. 傳真 Fax: (852) 2810 5830

The Group continued to exercise effective cost control and managed to improve overall operational efficiency. Operating expenses decreased by 2.7% to HK$5,505 million. Cost to income ratio rose slightly by 1.93 percentage points to 34.72%, due to a decline in total operating income, but was still low by industry standard.

The Group's asset quality improved significantly in 2004. A net provision write-back of HK$1,628 million was recorded in 2004, as compared to a net charge of HK$1,671 million in 2003. New specific provision charge dropped by 60.35% to HK$1,520 million, mainly attributable to lower bad debt formation as the Group's asset quality continued to improve through the enhancement of risk management. Releases in specific provisions were up by 141.02% to HK$1,851 million as a result of the rise in collateral value and strong collection efforts by the Group. The quality of residential mortgage portfolio continued to improve with the delinquency and re-scheduled loan ratio dropping from 1.10%to 0.61%, lower than the market average. Credit card delinquency ratio fell from 0.75% to 0.38% and the charge-off ratio, from 8.86% to 3.96%, both outperforming the market.

The Group registered an increase in valuation of properties amounting to HK$5,415 million in 2004, reflecting the growth in market value against the background of a rebound in the property market. This revaluation resulted in a credit to the profit and loss account of HK$1,862 million.

Total assets amounted to HK$796,776 million as at the end of 2004, an increase of 4.48%. Advances to customers increased slightly by 1.50% to HK$313,226 million. However, if the NPLs were excluded, the performing loan portfolio actually grew by 4.6%.

Total liabilities registered an increase of 3.69% to HK$727,016 million as at the end of 2004. Deposits from customers increased by 5.11% to HK$631,330 million. Loan to deposit ratio fell from 51.38% to 49.61%.

The Group's capital strength remained solid. Capital adequacy ratio rose to 16.14% as at December 31, 2004 from 15.11% of a year ago. Average liquidity ratio was 36.03%, compared to 37.76% for 2003.

Comments by Mr Xiao Gang, Chairman

"In 2004, we continued to pursue with success our goal of sustaining growth and maximizing shareholder value through a focused business development strategy and enhanced corporate governance while keeping operating costs under control. We also embarked on major corporate reforms, paving the way for healthy development in the long run.

"Our retail banking and treasury businesses continued to perform satisfactorily as a result of an expanded wealth management clientele, increase in quality customers and higher demand for our innovative and customized services. On the corporate banking front, I am pleased to report that much progress has been made to de-risk our corporate lending portfolio, improve our loan mix and reduce the NPL ratio. We also performed our role impeccably as the clearing bank for personal RMB banking services in Hong Kong and remained the market leader in offering those services.

"The Group's management structure has been substantially strengthened. We have now a much stronger management team and operational structure that is in line with international best practices to ensure a high degree of corporate governance and accountability to stakeholders.

"Looking ahead, we are well positioned to take advantage of new opportunities that arise in 2005 from Hong Kong's economic upturn and the vibrant Mainland economy. We will continue to grow our business and expand our local and Mainland markets. Our goal is to pursue growth by maintaining a sharp competitive edge and by ensuring that we are relentless in our quest for excellence."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"In terms of business performance, we made progress in a number of important areas in 2004. We succeeded in enlarging our deposit and lending portfolio while maintaining our edge and leading position in traditional businesses. As the sole RMB Clearing Bank in Hong Kong, we have ensured the smooth operation of RMB clearing services offered to the local banking sector since early 2004. We also pioneered the premier RMB services and have remained the local market leader. Our China-related business experienced healthy growth as we made use of our solid foundation to strengthen our presence in the Mainland market.

"The economic recovery that Hong Kong is experiencing seems likely to extend into 2005 and benefit more business sectors, giving rise to higher demand for loans as well as banking and financial services, though competition in the sector would remain intense.

"The Group's enhanced management structure and corporate reforms will give us an edge in competing for new business, sustaining revenue and profit growth and excelling ourselves in key areas in the coming year. With our achievements in 2004, we will continue to perfect our development strategy, business model, risk management and corporate culture. Our primary objective is to achieve higher top line growth and ensure better return for shareholders.

"For retail banking, we will continue to grow our wealth management products, credit card business and consumer lending. We are also determined to maintain our leadership in residential mortgage business by offering competitive and flexible products.

"For corporate banking, we will actively develop the SME business and grow trade finance and high-margin products while further improving the asset quality of our corporate loan portfolio.

"With immensely rich potential, the Mainland market will remain one of our major business focuses in the coming year. Leveraging our branch network in both Hong Kong and the Mainland as well as our cooperation with BOC, we have confidence in expanding our customer base and generate new business. Our capabilities and experience will also ensure our leadership in the RMB banking business.

"Internally, we will strive to enhance our human and technological capabilities as well as improve our operational efficiency and productivity."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September, 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary.

The Group is a leading commercial banking group in Hong Kong. With 283 branches and about 450 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, the Group has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July, 2002, with stock code "2388", US OTC Symbol: "BHKLY".

Media Enquiry: Ms Clarina Man (852) 2826-6175
Ms Angel Yip (852) 2826-6159

Remarks: Copies of the press release on annual results may be obtained from the Corporate Communications Division, 13/F, Bank of China Tower, 1 Garden Rd, Central, Hong Kong.